09056276

[illegible] COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 09 2009
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWARTWOOD HESSE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 247
(No. and Street)

WESTTOWN (City) NY (State) 10998 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARSHALL SWARTWOOD 845-726-0828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVE., (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IC 3/16

AB 3/25

OATH OR AFFIRMATION

I, MARSHALL SWARTWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWARTWOOD HESSE, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Florida
Linda Ramos
My Commission DD596694
Expires 09/19/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWARTWOOD HESSE, INC.

For the year ended December 31, 2008

CONTENTS

	Page #
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
Accompanying information:	
Computation of net capital and aggregate indebtedness	8
Computation of determination of reserve requirements pursuant to Rule 15c3-3	9
Reconciliation of the computation of net capital under rule 15c3-1	10

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Swartwood Hesse, Inc.

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 16, 2009

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 6,846	$ -	$ 6,846
Securities owned, at market value	64,407	-	64,407
Receivables	-	2,500	2,500
Prepaid taxes	-	535	535
Total assets	$ 71,253	$ 3,035	$ 74,288

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 9,324	$ -	$ 9,324
Total liabilities	$ 9,324	$ -	9,324
Stockholders' Equity:			
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding			436
Additional paid-in capital			747,710
Accumulated deficit			(683,182)
Total stockholders' equity			64,964
Total liabilities and stockholders equity			$ 74,288

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2008

Revenues:		
Commission income	$ 11,641	
Trading and investment losses	(3,956)	
Management fees	81,985	
Dividend income	526	
Income from operations		$ 90,196
Expenses:		
Commission expense	55,100	
Professional fees	9,784	
Travel and entertainment	13,468	
Telephone	7,742	
Regulatory expenses	2,150	
Office expense and postage	1,641	
Insurance	6,817	
Utilities	1,911	
Dues and subscriptions	941	
Repairs and maintenance	856	
Fees	269	
Advertising	165	
Automobile expense	1,488	
Total expenses		102,332
Loss before provision for taxes		(12,136)
Provision for income taxes		125
Net loss		$ (12,261)

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2008

	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2008	43,624	$ 436	$ 747,710	$ (653,921)	$ 94,225
Net loss	-	-	-	(12,261)	(12,261)
Less: distribution to shareholder	-	-	-	(17,000)	(17,000)
Balance December 31, 2008	43,624	$ 436	$ 747,710	$ (683,182)	$ 64,964

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (12,261)
Adjustments to reconcile net loss to net cash	
(used in) operating activities:	
Increase in securities owned at market value	(29,940)
Changes in assets and liabilities:	
Increase in receivables	(2,500)
Increase in prepaid taxes	(535)
Increase in accounts payable and accrued expenses	1,067
Total adjustments	(31,908)
Net cash (used in) operating activities	(44,169)
Cash flows from financing activities:	
Distributions to shareholder	(17,000)
Net cash (used in) financing activities	(17,000)
Net decrease in cash and cash equivalents	(61,169)
Cash and cash equivalents - beginning of year	68,015
Cash and cash equivalents - end of year	$ 6,846
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 660

See notes to financial statements

Note 1 - Organization:

Swartwood Hesse, Inc. (Company) was incorporated in the State of New York on February 27, 1997. The Company is engaged in securities trading and investment banking. The Company operates as an introducing broker on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents.

Note 2 - Significant Accounting Policies (Continued):

Advertising Costs:

Advertising costs are charged to expense as incurred. Advertising expenses for the year ended December 31, 2008, was $165.

Note 3 – Equipment:

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 yrs.
Less: Accumulated depreciation	2,374	
	$ -0-	

Note 4 - Income Taxes:

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Although New York State does recognize the S Corp. status, there is a provision for income taxes of $125 reflected in the financial statements, which represents minimum taxes.

Note 5 - Net Capital Requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2008, the Company's regulatory net capital was $45,578 which was $40,578 in excess of the minimum required.

SWARTWOOD HESSE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2008

Net Capital

Total ownership equity from statement of financial condition	$ 64,964
Deduct ownership equity not allowed for net capital	-
Total capital	64,964
Deductions and/or charges total non-allowable assets from statement of financial condition	3,035
Net capital before haircuts on securities positions	61,929
Haircut on securities	(9,661)
Undue concentration	(6,690)
Total haircuts	(16,351)
Net capital	$ 45,578
Minimum net capital	$ 5,000
Excess net capital	$ 40,578
Aggregate indebtedness	$ 9,324
Percentage of aggregate indebtedness to net capital ($9,324/45,578)	20.46%

See notes to financial statements

SWARTWOOD HESSE, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2008

The Company has claimed exemption from Rule 15c3-3 based on the fact that the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In the opinion of the management of Swartwood Hesse, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2008.

SWARTWOOD HESSE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2008

Net Capital per unaudited focus report		$ 44,296
Net Capital per audited focus report		$ 45,578
Difference due to year-end adjustments as follows		$ 1,282
Decrease in expense accruals	$ 700	
Decrease in undue concentration calculation	582	
		$ 1,282

SWARTWOOD HESSE, INC.

FINANCIAL STATEMENTS

AND SCHEDULES

with

INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL

REPORT ON INTERNAL CONTROL STRUCTURE

FOR THE YEAR ENDED DECEMBER 31, 2008

SWARTWOOD HESSE, INC.

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2008

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Swartwood Hesse, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Swartwood Hesse, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York

February 16, 2009